

06003796

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 1 2006
209

SEC FILE NUMBER
8- 36527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneve International Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28712 Mira Vista
(No. and Street)

Laguna Niguel   California   92667
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Abbondante   (949) 752-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7   Northridge   California   91324
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Paul Abbondante_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Geneve International Corporation_____, as of _____December 31_____, ___2005__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _California_

County of _Orange_

Subscribed and sworn (or affirmed) to before me this _17_ day of _Jan_ , _2006_

_____
Notary Public

_____
Signature

_____CFO_____
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange } ss.

On Jan 17, 2006, before me, K. BAUGHMAN,
            Date   Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Paul Abbondante,
                                    Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

K. BAUGHMAN
Commission # 1466794
Notary Public - California
Orange County
My Comm. Expires Jan 30, 2008

Place Notary Seal Above

WITNESS my hand and official seal.

_____
Signature of Notary Public

———————— OPTIONAL ————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report
Form X-17A-5

Document Date: _____ Number of Pages: 1

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer

Signer's Name: _____

☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT
OF SIGNER
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BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Genève International Corporation

We have audited the accompanying statements of financial condition of Genève International Corporation as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genève International Corporation as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountant

Northridge, California
January 10, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Genève International Corporation
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 8,453
Total assets	$ 8,453

Liabilities and Stockholder's Equity

Liabilities

Income taxes payable	$ 800
Total liabilities	800

Stockholder's equity

Common stock, 100,000 shares authorized, no par value, 12,750 shares issued and outstanding	12,750
Additional paid-in capital	64,314
Accumulated deficit	(69,411)
Total stockholder's equity	7,653
Total liabilities and stockholder's equity	$ 8,453

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Income
For the year ended December 31, 2005

Revenue

Management fees	$	7,500
Interest income		102
Total revenue		7,602

Expenses

Professional fees		2,050
Other operating expenses		3,932
Total expenses		5,982
Net income (loss) before income tax provision		1,620
Income tax provision		800
Net income (loss)	$	820

Genève International Corporation
Statement of Changes of Stockholder's Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2005	$ 12,750	$ 64,314	$ (70,231)	$ 6,833
Net income (loss)	–	–	820	820
Balance, December 31, 2005	$ 12,750	$ 64,314	$ (69,411)	$ 7,653

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:

Net income (loss)	$	820
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Total adjustments		–
Net cash and cash equivalents provided by (used in) operating activities		820

Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		820
Cash and cash equivalents at beginning of year		7,633
Cash and cash equivalents at end of year	$	8,453

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.
-4-

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Genève International Corporation (the "Company") is a California Corporation organized in March 1997, and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company operates from its offices in Laguna Niguel, California.

The Company became a wholly-owned subsidiary of Laguna Beach Asset Management (the "Parent") in a purchase transaction concluded on August 13, 1999.

The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The customer's accounts are carried by a clearing broker.

The Company received 100% of its management fee revenue from Geneve Financial Services, another subsidiary of Laguna Beach Asset Management.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company receives management fees for general consulting services provided on an as needed basis to the Parent.

Investment banking revenues include fees earned from providing private placement advisory services. Revenue is recognized when services are billed.

**Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)**

The amount of current and deferred taxes payable or refundable is recognized as of the date of
the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or
benefits are recognized in the financial statements for the changes in net deferred tax assets or
liabilities between years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid
debt instruments purchased with a maturity of three months or less to be cash equivalents. The
Company also includes money market accounts as cash equivalents.

Note 2: TRANSACTIONS WITH AFFILIATED COMPANY

The Company is a party to a management agreement with the Parent whereby the Parent provides
office space, furniture and equipment, management services, and pays certain operating expenses
on behalf of the Company. The Company reimburses the Parent for operating expenses and pays
the Parent a management fee of up to 90% of the Company's net income, provided the
withdrawal is not in violation of NASD regulations regarding net capital requirements.

The Parent has a subsidiary, Genève Financial Services, (GFS). Additionally, the Company
receives a monthly retainer for general consulting services from the Parent. For the year ended
December 31, 2005, the Company received $7,500 for management fees from GFS.

Note 3: INCOME TAXES

For the year ended December 31, 2005 the Company recorded the minimum California Franchise
Tax of $800.

Note 3: INCOME TAXES
(Continued)

The Company has available at December 31, 2005, unused operating loss carry forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,852, that expires as follows:

Amount of unused operating loss carry forwards	Expiration during year ended December 31
$ 33,390	2019
27,445	2021
2,258	2022
1,521	2023
1,068	2024
$ 65,682	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan.

FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $7,567, which was $2,567 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($800) to net capital was 0.11 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $886 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 8,453
Adjustments:		
Income taxes payable	$ (800)	
2% haircut on money market	(86)	
Total adjustments		(886)
Net capital per audited statements		$ 7,567

Genève International Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Stockholder's equity

Common stock	$ 12,750	
Additional paid-in capital	64,314	
Accumulated deficit	(69,411)	
Total stockholder's equity		$ 7,653
Less: Non allowable assets		
Furniture & equipment, net	-	
Total adjustments		-
Net capital before haircuts		7,653
Less: Haircuts on money market account	(86)	
Total adjustments to net capital		(86)
Net Capital		7,567

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 53	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 2,567
Ratio of aggregate indebtedness to net capital	0.11: 1	

There was a $886 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 6.

Genève International Corporation
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Genève International Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Genève International Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Genève International Corporation

In planning and performing our audit of the financial statements of Genève International
Corporation for the year ended December 31, 2005, we considered its internal control structure,
for the purpose for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and not to provide assurance on the
internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made
a study of the practices and procedures followed by Genève International Corporation including
tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-
5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and
net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of rule 15c3-3. Because the Company does not carry security accounts for customers
or perform custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and
    comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section
    8 of Federal Reserve Regulation T of the Board of Governors of the Federal
    Reserve System

The management of the Company is responsible for establishing and maintaining internal control
structure and the practices and procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgements by management are required to assess the expected
benefits and related costs of internal control structure policies and procedures and of the practices
and procedures referred to in the proceeding paragraph and to assess whether those practices and
procedures can be expected to achieve the Commission's above mentioned objectives. Two of
the objectives of an internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded properly
to permit preparation of financial statements in conformity with generally accepted accounting
principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountant

Northridge, California
January 10, 2006